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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Executive Jets earns top ranking in AIN’s 2016 Product Support Survey

São José dos Campos – SP, Brazil, August 3, 2016 – Embraer Executive Jets’ customer support has soared to its first-ever solo No. 1 ranking in Aviation International News’ 2016 Product Support Survey, receiving its highest-ever combined overall average (8.4 out of a possible 10) for new and preflown business jets.

“AIN’s 2016 Product Support Survey is a clear recognition of our unwavering commitment to provide the best customer experience in the business aviation industry,” said Marco Tulio Pellegrini, President & CEO, Embraer Executive Jets. “For the fifth consecutive year, Embraer remains among the highest-ranked companies in one of the most important product support surveys in the industry. We thank our customers for their confidence in us, which is reflected in our No. 1 ranking.”

In just a decade, Embraer has built a robust global network to support its worldwide customers and a fleet of over 1,000 business jets operating in over 60 countries. The company continually anticipates and develops a variety of innovative services to improve its product support efforts.

According to AIN: “Embraer’s rankings were bolstered by an 8.6 for authorized service centers (up from 7.5), 7.3 for cost of parts (from 7.0 last year), 9.0 for technical manuals (up from 8.5) and 9.0 for overall aircraft reliability (up from 8.6).”

AIN’s annual Product Support Survey asks operators to evaluate aircraft, engines and avionics products they have had experience with during the previous 12 months. The survey is traditionally conducted in May and results are released in the August issue of Aviation International News.

Read the report here: http://www.ainonline.com/aviation-news/business-aviation/2016-08-01/product-support-survey-2016-part-1-aircraft?method=site

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer